UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002.

Group Simec, Inc.
(Translation of Registrant's Name Into English)

Mexico
(Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A. de C.V.
(Registrant)

Date: August 1, 2002.

By: ______________________
Name: Luis García Limón
Title: Chief Executive Officer

GRUPO SIMEC

PRESS RELEASE

Contact: Adolfo Luna Luna
José Flores Flores
Grupo Simec, S.A. de C.V.
Calzada Lazaro Cardenas 601
44440 Guadalajara, Jalisco, Mexico
52 33 3669 5740

GRUPO SIMEC ANNOUNCES RESULTS FOR THE FIRST SIX MONTHS OF 2002

GUADALAJARA, MEXICO, July 26, 2002- Grupo Simec, S.A. de C.V. (AMEX-SIM) ("Simec") announced today its results of operations for the six-month period ended June 30, 2002. Net sales decreased 1% during the six-months ended June 30, 2002, as compared to the six months ended June 30, 2001, from Ps. 1,004 million to Ps. 989 million. Primarily as a result of the recording of an exchange loss in the 2002 period versus the recording of an exchange gain in the 2001 period, Simec recorded net income of Ps. 5 million in the six months ended June 30, 2002 versus net income of Ps. 141 million for the comparable period of 2001.

Simec sold 297,647 metric tons of basic steel products during the six-month period ended June 30, 2002 as compared to 276,441 metric tons in the same period of 2001. Exports of basic steel products increased to 39,807 metric tons in the six-month period ended June 30, 2002 versus 20,417 metric tons in the prior comparable period. Additionally Simec sold 20,442 tons of billet in the six-month period ended June 30, 2002; in the six months ended June 30, 2001 Simec had no sales of billet. Prices of products sold in the first half of 2002 decreased 12% in real terms versus the same period of 2001.

Simec's direct cost of sales was Ps. 660 million in the six-month period ended June 30, 2002, or 67% of net sales, versus Ps. 668 million, or 67% of net sales for the same period of 2001. Indirect manufacturing, selling, general and administrative expenses (including depreciation) decreased 10% to Ps. 214 million during the six-month period ended June 30, 2002, from Ps. 238 million in the same period of 2001.

Simec's operating income increased 17% to Ps. 115 million during the six-month period ended June 30, 2002 from Ps. 98 million in the six months ended June 30, 2001. As a percentage of net sales, operating income was 12% in the six-month period ended June 30, 2002 and 10% in the same period of 2001.

Simec recorded income from other financial operations of Ps. 7 million in the six-month period ended June 30, 2002 compared to income from other financial operations of Ps. 34 million in the same period of 2001. In addition, Simec recorded a reserve for income tax and employee profit sharing of Ps. 18 million in the six-month period ended June 30, 2002 versus a reserve of Ps. 39 million in the six-month period ended June 30, 2001.

Simec recorded financial expense of Ps. 99 million in the six-month period ended June 30, 2002 compared to financial income of Ps. 48 million in the same period of 2001 due principally to (i) net interest expense of Ps. 34 million in the six-month period ended June 30, 2002 compared to net interest expense of Ps. 101 million in the same period of 2001, reflecting lower debt levels in the 2002 period, (ii) an exchange loss of Ps. 84 million in the six-month period ended June 30, 2002 compared to an exchange gain of Ps. 102 million in the same period of 2001, reflecting a decrease of 9.4% in the value of the peso versus the dollar in the six-month period ended June 30, 2002 compared to an increase of 5.3% in the value of the peso versus the dollar in the same period of 2001 and (iii) a gain from monetary position of Ps. 19 million in the six-month period ended June 30, 2002 compared to a gain from monetary position of Ps. 47 million in the same period of 2001, reflecting the domestic inflation rate of 2.6% in the six-month period ended June 30, 2002 compared to the domestic inflation rate of 2.1% in the same period of 2001 and the lower amount of debt outstanding during the 2002 period.

In June 2002, Simec's parent company Industrias CH, S.A. de C.V. "ICH" converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the repayment of Simec bank debt described below) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share.

At June 30, 2002, Simec's total consolidated debt consisted of approximately $63.8 million of U.S. dollar-denominated debt (including $4 million of debt owed to ICH), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $24 million of bank debt in the six-month period ended June 30, 2002 (Simec financed $14 million of this repayment with loans from ICH) and the amortization of $4.4 million of bank debt in May 2002. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments.

All figures were prepared in accordance with Mexican generally accepted accounting principles and are stated in constant Pesos at June 30, 2002.

Simec is a mini-mill steel producer in Mexico and manufactures a broad range of non-flat structural steel products.

###

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Liquidity and Capital Resources
At June 30, 2002, Simec's total consolidated debt consisted of approximately $63.8 million of U.S. dollar-denominated debt (including $4 million of debt owed to its parent company Industrias CH, S.A. de C.V. "ICH"), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $24 million of bank debt in the six-month period ended June 30, 2002 (Simec financed $14 million of this repayment with loans from ICH), the semi-annual amortization installment on its bank debt of $4.4 million in May 2002 and the conversion to equity of $24.6 million of loans from ICH. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest was $213,952) which were issued in 1993 as part of a $68 million issuance.

While earlier in 2002 Simec's wholly-owned subsidiary Compañía Siderúrgica de Guadalajara, S.A. de C.V. "CSG" was not in compliance with various financial covenants contained in its bank loan instruments, based upon its financial statements at June 30, 2002, CSG is now in compliance with such covenants.

In June 2002, ICH converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the redemption of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share. On July 3, 2002, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 26.1 million at the price per share of Ps. 0.7294 (U.S. $1.51 per American Depositary Share).

Net resources used by operations were Ps. 25 million in the six-month period ended June 30, 2002 versus Ps. 293 million of net resources provided by operations in the same period of 2001. Net resources provided by financing activities were Ps. 16 million in the six-month period ended June 30, 2002 (which amount reflects the repayment of Ps. 226 million ($23.8 million) of bank debt and the conversion by ICH of Ps. 245.4 million of loans into common shares) versus Ps. 343 million of net resources used in financing activities in the same period of 2001 (which amount reflects the redemption of Ps. 138.8 million ($14.5 million) of CSG Notes in June 2001). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 12 million in the six-month period ended June 30, 2002 versus net resources used in investing activities of Ps. 28 million in the same period of 2001.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2002 compared to Six-Month Period Ended June 30, 2001

Net Sales
Net sales of Simec decreased 1% to Ps. 989 million in the six-month period ended June 30, 2002 compared to Ps. 1,004 million in the same period of 2001. Sales in tons of basic steel products increased 8% to 297,647 tons in the

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

six-month period ended June 30, 2002 compared to 276,441 tons in the same period of 2001. Exports of basic steel products increased to 39,807 tons in the six-month period ended June 30, 2002 versus 20,417 tons in the same period of 2001. Additionally Simec sold 20,442 tons of billet in the six-month period ended June 30, 2002; in the same period of 2001 Simec had no sales of billet. The average price of steel products decreased 12% in real terms in the six-month period ended June 30, 2002 versus the same period of 2001, due principally to pricing pressure caused by imports of competing products.

Direct Cost of Sales
Simec´s direct cost of sales decreased 1% to Ps. 660 million in the six-month period ended June 30, 2002 compared to Ps. 668 million in the same period of 2001. Direct cost of sales as a percentage of net sales was 67% in each of the six-month periods ended June 30, 2002 and 2001. The average cost of raw materials used to produce steel products decreased 14% in real terms in the six-month period ended June 30, 2002 versus the same period of 2001 primarily as a result of decreases in the prices of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit decreased 2% to Ps. 329 million during the six-month period ended June 30, 2002 compared to Ps. 336 million in the same period of 2001. As a percentage of net sales, marginal profit was 33% in each of the six-month periods ended June 30, 2002 and 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 10% to Ps. 214 million in the six-month period ended June 30, 2002 from Ps. 238 million in the same period of 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in the six-month period ended June 30, 2002 was Ps. 72 million compared to Ps. 69 million in the same period of 2001.

Operating Income
Simec´s operating income increased 17% to Ps. 115 million in the six-month period ended June 30, 2002 compared to Ps. 98 million in the same period of 2001. As a percentage of net sales, operating income was 12% in the six-month period ended June 30, 2002 and 10% in the same period of 2001.

Financial Income (Expense)
Simec recorded financial expense in the six-month period ended June 30, 2002 of Ps. 99 million compared to financial income of Ps. 48 million during the same period of 2001. Simec recorded an exchange loss of approximately Ps. 84 million in the six-month period ended June 30, 2002 compared to an exchange gain of Ps. 102 million in the same period of 2001 reflecting the 9.4% decrease in the value of the peso versus the dollar in the six-month period ended June 30, 2002 versus an increase of 5.3% in the value of the peso versus the dollar in the same period of 2001. Net interest expense was Ps. 34 million in the six-month period ended June 30, 2002 versus Ps. 101 million during the same period of 2001 reflecting a lower amount of debt outstanding during the 2002 period. Simec recorded a gain from monetary position of Ps. 19 million in the six-month period ended June 30, 2002 compared to a gain from monetary position of Ps. 47 million in the same period of 2001, reflecting the domestic

inflation rate of 2.6% in the six-month period ended June 30, 2002 as compared to 2.1% in the same period of 2001 and the lower amount of debt outstanding during the 2002 period.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 7 million in the six-month period ended June 30, 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled and (iii) expense related to other financial operations of Ps. 1 million) compared to other income, net, of Ps. 34 million in the same period of 2001 (reflecting (i) income resulting from the cancellation of Ps. 14 million of bank interest recorded as accrued interest in the prior year, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 5 million in the current liability to Grupo Sidek, and (iv) income related to other financial operations of Ps. 6 million).

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 18 million for income tax and employee profit sharing in the six-month period ended June 30, 2002 (including an expense of Ps. 2 million from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 39 million in the same period of 2001 (including an expense of Ps. 2 million from the application of Bulletin D-4 with respect to deferred income tax).

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 5 million in the six-month period ended June 30, 2002 compared to net income of Ps. 141 million in the same period of 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 720 million at June 30, 2002 compared to Ps. 663 million at June 30, 2001. The effect on Simec's consolidated statement of income in the six-month periods ended June 30, 2002 and 2001, was an increase of Ps. 2 million in the provision for income tax and employee profit sharing. These provisions do not affect the cash flow of Simec.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** Quarter: **2** Year: **2002**

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,887,153**	**100**	**4,749,055**	**100**
2	**CURRENT ASSETS**	**738,154**	**15**	**709,882**	**15**
3	CASH AND SHORT-TERM INVESTMENTS	41,327	1	46,285	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	359,714	7	329,160	7
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	69,331	1	21,512	0
6	INVENTORIES	258,716	5	304,298	6
7	OTHER CURRENT ASSETS	9,066	0	8,627	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,871,892**	**79**	**3,738,280**	**79**
13	PROPERTY	1,803,147	37	1,794,859	38
14	MACHINERY AND INDUSTRIAL	3,277,095	67	2,848,323	60
15	OTHER EQUIPMENT	165,634	3	167,314	4
16	ACCUMULATED DEPRECIATION	1,418,011	29	1,193,363	25
17	CONSTRUCTION IN PROGRESS	44,027	1	121,147	3
18	**DEFERRED ASSETS (NET)**	**277,107**	**6**	**300,893**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**1,630,782**	**100**	**2,658,176**	**100**
21	**CURRENT LIABILITIES**	**387,016**	**24**	**1,040,206**	**39**
22	SUPPLIERS	185,367	11	189,969	7
23	BANK LOANS	77,517	5	195,626	7
24	STOCK MARKET LOANS	3,020	0	365,693	14
25	TAXES TO BE PAID	29,748	2	24,395	1
26	OTHER CURRENT LIABILITIES	91,364	6	264,523	10
27	**LONG-TERM LIABILITIES**	**517,290**	**32**	**950,627**	**36**
28	BANK LOANS	517,290	32	950,627	36
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**726,476**	**45**	**667,343**	**25**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,256,371**	**100**	**2,090,879**	**100**
34	**MINORITY INTEREST**	**211**		**225**	
35	**MAJORITY INTEREST**	**3,256,160**	**100**	**2,090,654**	**100**
36	**CONTRIBUTED CAPITAL**	**3,109,875**	**96**	**2,193,268**	**105**
37	PAID-IN CAPITAL STOCK (NOMINAL)	1,549,892	48	661,704	32
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	977,727	30	949,308	45
39	PREMIUM ON SALES OF SHARES	582,256	18	582,256	28
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**146,285**	**4**	**(102,614)**	**(5)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,053,982	32	818,767	39
43	REPURCHASE FUND OF SHARES	74,776	2	74,776	4
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(987,119)	(30)	(1,137,171)	(54)
45	NET INCOME FOR THE YEAR	4,646	0	141,014	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**41,327**	**100**	**46,285**	**100**
46	CASH	32,676	79	31,678	68
47	SHORT-TERM INVESTMENTS	8,651	21	14,607	32
18	**DEFERRED ASSETS (NET)**	**277,107**	**100**	**300,893**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	277,107	100	298,174	99
49	GOODWILL	0	0	2,719	1
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**387,016**	**100**	**1,040,206**	**100**
52	FOREING CURRENCY LIABILITIES	191,583	50	813,251	78
53	MEXICAN PESOS LIABILITIES	195,433	50	226,955	22
24	**STOCK MARKET LOANS**	**3,020**	**100**	**365,693**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	3,020	100	365,693	100
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**91,364**	**100**	**264,523**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	40,092	44	180,695	68
58	OTHER CURRENT LIABILITIES WITHOUT COST	51,272	56	83,828	32
27	**LONG-TERM LIABILITIES**	**517,290**	**100**	**950,627**	**100**
59	FOREING CURRENCY LIABILITIES	517,290	100	950,627	100
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**726,476**	**100**	**667,343**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	720,103	99	662,946	99
67	OTHERS	6,373	1	4,397	1
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(987,119)**	**100**	**(1,137,171)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	(987,119)	(100)	(1,137,171)	(100)
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	351,138	(330,324)
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	30	50
75	EMPLOYERS (*)	406	441
76	WORKERS (*)	931	997
77	CIRCULATION SHARES (*)	2,124,849,043	907,153,516
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**989,437**	**100**	**1,003,713**	**100**
2	COST OF SALES	660,204	67	667,669	67
3	**GROSS INCOME**	**329,233**	**33**	**336,044**	**33**
4	OPERATING	213,894	22	237,773	24
5	**OPERATING INCOME**	**115,339**	**12**	**98,271**	**10**
6	TOTAL FINANCING COST	99,251	10	(48,418)	(5)
7	**INCOME AFTER FINANCING COST**	**16,088**	**2**	**146,689**	**15**
8	OTHER FINANCIAL OPERATIONS	(7,329)	(1)	(33,594)	(3)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**23,417**	**2**	**180,283**	**18**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	18,771	2	39,256	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**4,646**	**0**	**141,027**	**14**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**4,646**	**0**	**141,027**	**14**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**4,646**	**0**	**141,027**	**14**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**4,646**	**0**	**141,027**	**14**
19	NET INCOME OF MINORITY INTEREST			13	0
20	**NET INCOME OF MAJORITY INTEREST**	**4,646**		**141,014**	**14**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**989,437**	**100**	**1,003,713**	**100**
21	DOMESTIC	871,911	88	937,755	93
22	FOREIGN	117,526	12	65,958	7
23	TRANSLATED INTO DOLLARS (***)	12,383	1	6,738	1
6	**TOTAL FINANCING COST**	**99,251**	**100**	**(48,418)**	**100**
24	INTEREST PAID	33,781	34	103,904	215
25	EXCHANGE LOSSES	84,529	85	0	0
26	INTEREST EARNED	255	0	2,952	6
27	EXCHANGE PROFITS	0	0	101,928	211
28	GAIN DUE TO MONETARY POSITION	(18,804)	(19)	(47,442)	(98)
8	**OTHER FINANCIAL OPERATIONS**	**(7,329)**	**100**	**(33,594)**	**100**
29	OTHER NET EXPENSES (INCOME) NET	(7,329)	(100)	(33,594)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**18,771**	**100**	**39,256**	**100**
32	INCOME TAX	16,905	90	36,670	93
33	DEFERED INCOME TAX	1,806	10	1,727	4
34	WORKERS' PROFIT SHARING	60	0	859	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC QUARTER: 2 YEAR: 2002

GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	1,048,880	1,051,757
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	1,948,593	2,201,672
39	OPERATION INCOME (**)	212,023	215,787
40	NET INCOME OF MAYORITY INTEREST(**)	40,295	234,831
41	NET CONSOLIDATED INCOME (**)	40,274	234,853

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO JUNE 30 OF 2002 AND 2001
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**4,646**	**141,027**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	73,523	70,801
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**78,169**	**211,828**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(103,663)	81,429
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**(25,494)**	**293,257**
6	CASH FLOW FROM EXTERNAL FINANCING	(229,739)	(1,306,462)
7	CASH FLOW FROM INTERNAL FINANCING	245,368	963,168
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**15,629**	**(343,294)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(11,691)**	**(28,028)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(21,556)	(78,065)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	62,883	124,350
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	41,327	46,285

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**73,523**	**70,801**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	71,717	68,913
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	1,806	1,888
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(103,663)**	**81,429**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(38,449)	31,402
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	19,921	(19,005)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(10,414)	28,490
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	52,024	(9,548)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(126,745)	50,090
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(229,739)**	**(1,306,462)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	(476,890)	354,103
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	517,290	(503,273)
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	(5,105)
27	(-) BANK FINANCING AMORTIZATION	(268,236)	(974,271)
28	(-) STOCK MARKET AMORTIZATION	(1,903)	(177,869)
29	(-) OTHER FINANCING AMORTIZATION	0	(47)
7	**CASH FLOW FROM INTERNAL FINANCING**	**245,368**	**963,168**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	245,368	380,912
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	582,256
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(11,691)**	**(28,028)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,241)	(13,825)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(7,450)	(14,203)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**

GRUPO SIMEC, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	0.47	%	14.05	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.24	%	11.23	%
3	NET INCOME TO TOTAL ASSETS (**)	0.82	%	4.95	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	404.74	%	33.64	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.40	times	0.46	times
7	NET SALES TO FIXED ASSETS (**)	0.50	times	0.59	times
8	INVENTORIES ROTATION (**)	5.05	times	4.86	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	57	days	51	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.87	%	16.65	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	33.37	%	55.97	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.50	times	1.27	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	43.47	%	66.36	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	13.36	%	25.43	%
15	OPERATING INCOME TO INTEREST PAID	3.41	times	0.95	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.19	times	0.83	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.91	times	0.68	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.24	times	0.39	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.45	times	0.27	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	10.68	%	4.45	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.90	%	21.10	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(10.48)	%	8.11	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	(0.75)	times	2.82	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(1,469.95)	%	380.57	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	1,569.95	%	(280.57)	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	36.28	%	49.33	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.02		$ 0.35	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.02		$ 0.38	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ (0.03)	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 1.53		$ 2.30	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.51	times	0.34	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	39.00	times	2.23	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

s35 Stockholders' Equity:
Effects of inflation - The effects of inflation on stockholders' equity at June 30, 2002 are as follows:

	Historical Cost	Restated Amount	Total
Capital stock	Ps. 1,549,892	Ps. 977,727	Ps. 2,527,619
Additional paid-in capital	549,517	32,739	582,256
Retained earnings	745,157	388,247	1,133,404
Excess resulting from restating Stockholders' equity to reflect Certain effects of inflation	-	(213,864)	(213,864)
Effect deferred income tax Bulletin D-4	(662,340)	(110,915)	(773,255)

s39: Premium in subscription of Capital Stock made in March 29, 2001.

s44: In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulted of the adoption of this Bulletin was Ps. 720,103 at June 30, 2002 compared to Ps. 662,946 at June 30, 2001. The effect on Simec's consolidated statement of income in the six-month period ended June 30, 2002, was an increase of Ps. 1,806 in the provision for income tax and employee profit sharing compared to an increase of Ps. 1,727 in the same period of 2001. These provisions do not affect the cash flow of Simec.

r24 We don't have interest paid in UDI's

r26: We don't have interest earned in UDI's

c02 Consolidated Statements of Changes in Financial Position
The net loss in money exchange and net profit in liabilities actualization are as follows:

	June 30, 2002	June 30, 2001
Net loss (profit) in money exchange	Ps. 59,023	Ps. (85,336)
Net loss (profit) in liabilities actualization	(21,208)	(58,133)

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Liquidity and Capital Resources
At June 30, 2002, Simec's total consolidated debt consisted of approximately $63.8 million of U.S. dollar-denominated debt (including $4 million of debt owed to its parent company Industrias CH, S.A. de C.V. "ICH"), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $24 million of bank debt in the six-month period ended June 30, 2002 (Simec financed $14 million of this repayment with loans from ICH), the semi-annual amortization installment on its bank debt of $4.4 million in May 2002 and the conversion to equity of $24.6 million of loans from ICH. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest was $213,952) which were issued in 1993 as part of a $68 million issuance.

While earlier in 2002 Simec's wholly-owned subsidiary Compañía Siderúrgica de Guadalajara, S.A. de C.V. "CSG" was not in compliance with various financial covenants contained in its bank loan instruments, based upon its financial statements at June 30, 2002, CSG is now in compliance with such covenants.

In June 2002, ICH converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the redemption of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share. On July 3, 2002, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 26.1 million at the price per share of Ps. 0.7294 (U.S. $1.51 per American Depositary Share).

Net resources used by operations were Ps. 25 million in the six-month period ended June 30, 2002 versus Ps. 293 million of net resources provided by operations in the same period of 2001. Net resources provided by financing activities were Ps. 16 million in the six-month period ended June 30, 2002 (which amount reflects the repayment of Ps. 226 million ($23.8 million) of bank debt and the conversion by ICH of Ps. 245.4 million of loans into common shares) versus Ps. 343 million of net resources used in financing activities in the same period of 2001 (which amount reflects the redemption of Ps. 138.8 million ($14.5 million) of CSG Notes in June 2001). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 12 million in the six-month period ended June 30, 2002 versus net resources used in investing activities of Ps. 28 million in the same period of 2001.

MANAGEMENT´S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Six-Month Period Ended June 30, 2002 compared to Six-Month Period Ended June 30, 2001

Net Sales
Net sales of Simec decreased 1% to Ps. 989 million in the six-month period ended June 30, 2002 compared to Ps. 1,004 million in the same period of 2001. Sales in tons of basic steel products increased 8% to 297,647 tons in the

DIRECTOR REPORT (1)

ANNEX 1 **CONSOLIDATED**
Final Printing

six-month period ended June 30, 2002 compared to 276,441 tons in the same period of 2001. Exports of basic steel products increased to 39,807 tons in the six-month period ended June 30, 2002 versus 20,417 tons in the same period of 2001. Additionally Simec sold 20,442 tons of billet in the six-month period ended June 30, 2002; in the same period of 2001 Simec had no sales of billet. The average price of steel products decreased 12% in real terms in the six-month period ended June 30, 2002 versus the same period of 2001, due principally to pricing pressure caused by imports of competing products.

Direct Cost of Sales
Simec´s direct cost of sales decreased 1% to Ps. 660 million in the six-month period ended June 30, 2002 compared to Ps. 668 million in the same period of 2001. Direct cost of sales as a percentage of net sales was 67% in each of the six-month periods ended June 30, 2002 and 2001. The average cost of raw materials used to produce steel products decreased 14% in real terms in the six-month period ended June 30, 2002 versus the same period of 2001 primarily as a result of decreases in the prices of scrap and certain other raw materials.

Marginal Profit
Simec´s marginal profit decreased 2% to Ps. 329 million during the six-month period ended June 30, 2002 compared to Ps. 336 million in the same period of 2001. As a percentage of net sales, marginal profit was 33% in each of the six-month periods ended June 30, 2002 and 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 10% to Ps. 214 million in the six-month period ended June 30, 2002 from Ps. 238 million in the same period of 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in the six-month period ended June 30, 2002 was Ps. 72 million compared to Ps. 69 million in the same period of 2001.

Operating Income
Simec´s operating income increased 17% to Ps. 115 million in the six-month period ended June 30, 2002 compared to Ps. 98 million in the same period of 2001. As a percentage of net sales, operating income was 12% in the six-month period ended June 30, 2002 and 10% in the same period of 2001.

Financial Income (Expense)
Simec recorded financial expense in the six-month period ended June 30, 2002 of Ps. 99 million compared to financial income of Ps. 48 million during the same period of 2001. Simec recorded an exchange loss of approximately Ps. 84 million in the six-month period ended June 30, 2002 compared to an exchange gain of Ps. 102 million in the same period of 2001 reflecting the 9.4% decrease in the value of the peso versus the dollar in the six-month period ended June 30, 2002 versus an increase of 5.3% in the value of the peso versus the dollar in the same period of 2001. Net interest expense was Ps. 34 million in the six-month period ended June 30, 2002 versus Ps. 101 million during the same period of 2001 reflecting a lower amount of debt outstanding during the 2002 period. Simec recorded a gain from monetary position of Ps. 19 million in the six-month period ended June 30, 2002 compared to a gain from monetary position of Ps. 47 million in the same period of 2001, reflecting the domestic

inflation rate of 2.6% in the six-month period ended June 30, 2002 as compared to 2.1% in the same period of 2001 and the lower amount of debt outstanding during the 2002 period.

Other Income (Expense), Net
Simec recorded other income, net, of Ps. 7 million in the six-month period ended June 30, 2002 (reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million (ii) a gain of Ps. 2 million in respect of $200,000 principal amount of MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled and (iii) expense related to other financial operations of Ps. 1 million) compared to other income, net, of Ps. 34 million in the same period of 2001 (reflecting (i) income resulting from the cancellation of Ps. 14 million of bank interest recorded as accrued interest in the prior year, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 5 million in the current liability to Grupo Sidek, and (iv) income related to other financial operations of Ps. 6 million).

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 18 million for income tax and employee profit sharing in the six-month period ended June 30, 2002 (including an expense of Ps. 2 million from the application of Bulletin D-4 with respect to deferred income tax) compared to a provision of Ps. 39 million in the same period of 2001 (including an expense of Ps. 2 million from the application of Bulletin D-4 with respect to deferred income tax).

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 5 million in the six-month period ended June 30, 2002 compared to net income of Ps. 141 million in the same period of 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 720 million at June 30, 2002 compared to Ps. 663 million at June 30, 2001. The effect on Simec's consolidated statement of income in the six-month periods ended June 30, 2002 and 2001, was an increase of Ps. 2 million in the provision for income tax and employee profit sharing. These provisions do not affect the cash flow of Simec.

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation - As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents - The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories - The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials - According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers - At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e. Property, plant and equipment - Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of June 30, 2002 are as follows:

	Years
Buildings....................................	15 to 50
Machinery and equipment	10 to 40

f. Other assets - Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

g. Seniority premiums and severance payments - According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

h. Pension plan - Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

i. Cost of sales - Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

k. Foreign currency transactions and exchange differences - All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:
Monetary items at the exchange rate at the balance sheet date.
Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.
Income and expense items at an appropriate average exchange rate.
The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).
All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

l. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at June 30, 2002 and 2001. The Company performs evaluations of its customers' credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

m. Other income (expenses) - Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

n. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

o. Restatement of capital stock and retained earnings (losses) - This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

p. Effect of restatement of stockholders' equity - The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:
At June 30, 2002, Simec's total consolidated debt consisted of approximately $63.8 million of U.S. dollar-denominated debt (including $4 million of debt owed to its parent company ICH), while at December 31, 2001, Simec had outstanding $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level reflects the repayment of $24 million of bank debt in the six-month period ended June 30, 2002 (Simec financed $14 million of this repayment with loans from ICH), the semi-annual amortization installment on its bank debt of $4.4 million in May 2002 and the conversion to equity of $24.6 million of loans from ICH. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest was $213,952) which were issued in 1993 as part of a $68 million issuance.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 2,735 (U.S. $273,468) at June 30, 2002, (included in accrued liabilities) relating to these actions. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,233 per month.

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				CQUISITIO COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 CIA. SIDERURGICA DE GUADALAJARA	MINIACERIA	474,393,215	99.99	38,359	1,333,725
TOTAL INVESTMENT IN SUBSIDIARIES				**38,359**	**1,333,725**
ASSOCIATEDS					
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**1,333,725**

NOTES

STOCK EXCHANGE COD **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	367,511	88,746	278,765	1,074,311	259,465	1,093,611
MACHINERY	672,225	397,022	275,203	2,604,870	625,724	2,254,349
TRANSPORT EQUIPMENT	13,950	12,282	1,668	22,367	15,782	8,253
OFFICE EQUIPMENT	3,704	3,243	461	5,080	3,919	1,622
COMPUTER EQUIPMENT	24,119	10,978	13,141	558	850	12,849
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**1,081,509**	**512,271**	**569,238**	**3,707,186**	**905,740**	**3,370,684**
NOT DEPRECIATION ASSETS						
GROUNDS	19,920	0	19,920	341,405	0	361,325
CONSTRUCTIONS IN PROCESS	44,027	0	44,027	0	0	44,027
OTHER	95,856	0	95,856	0	0	95,856
NOT DEPRECIABLE TOTAL	**159,803**	**0**	**159,803**	**341,405**	**0**	**501,208**
TOTAL	**1,241,312**	**512,271**	**729,041**	**4,048,591**	**905,740**	**3,871,892**

STOCK EXCHANGE COD **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

OTHERS, ARE NON CURRENT INVENTORIES.

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
WITH WARRANTY																
BANAMEX	15/11/2009	7.56	0	0	7,037	7,037	14,073	14,073	14,073	49,258	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	3,577	3,578	7,154	7,154	7,154	25,038	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	3,342	3,342	6,683	6,683	6,683	23,393	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	2,928	2,929	5,856	5,856	5,856	20,498	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	2,076	2,076	4,151	4,151	4,151	14,529	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	1,206	1,206	2,412	2,412	2,412	8,444	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	1,135	1,135	2,270	2,270	2,270	7,948	0	0	0	0	0	0
BANCOMER	15/11/2009	7.56	0	0	1,088	1,089	2,177	2,177	2,177	7,620	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	1,072	1,072	2,144	2,144	2,144	7,506	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	1,016	1,015	2,031	2,031	2,031	7,111	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	1,016	1,015	2,031	2,031	2,031	7,111	0	0	0	0	0	0
BANCO BILBAO VIZCAYA	15/11/2009	6.44	0	0	0	0	0	0	0	14,615	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	952	952	1,904	1,904	1,904	6,667	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	952	952	1,904	1,904	1,904	6,667	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	952	952	1,904	1,904	1,904	6,667	0	0	0	0	0	0
BANCOMEXT	15/11/2009	7.19	0	0	952	952	1,904	1,904	1,904	6,667	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	898	899	1,797	1,797	1,797	6,289	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	846	845	1,691	1,691	1,691	5,920	0	0	0	0	0	0
BANCRESER	15/11/2009	7.19	0	0	843	843	1,686	1,686	1,685	5,899	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	799	798	1,597	1,597	1,597	5,591	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	757	756	1,513	1,513	1,513	5,296	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	757	756	1,513	1,513	1,513	5,296	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	710	709	1,419	1,419	1,418	4,965	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	710	709	1,419	1,419	1,418	4,965	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	710	709	1,419	1,419	1,418	4,965	0	0	0	0	0	0
BANAMEX	15/11/2009	7.56	0	0	710	709	1,419	1,419	1,418	4,965	0	0	0	0	0	0
BANCOMER	15/11/2009	7.56	0	0	615	614	1,229	1,229	1,229	4,305	0	0	0	0	0	0
INVERLAT	15/11/2009	7.19	0	0	405	405	810	810	810	2,836	0	0	0	0	0	0
ATLANTICO	15/11/2009	7.19	0	0	248	247	495	495	495	1,736	0	0	0	0	0	0

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **2** YEAR: **2002**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
BANCO BILBAO VIZCAYA	15/11/2007	6.44	0	0	296	295	591	591	591	887	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	15/11/2009	7.56	0	0	0	0	0	0	0	0	79	79	158	158	158	554
BANCO BILBAO VIZCAYA	15/11/2009	7.19	0	0	79	79	158	158	158	551	0	0	0	0	0	0
TOTAL BANKS			**0**	**0**	**38,684**	**38,675**	**77,354**	**77,354**	**77,349**	**284,205**	**79**	**79**	**158**	**158**	**158**	**554**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
MEDIUM TERM NOTES	15/12/1998	9.33	0	0	0	0	0	0	0	0	3,020	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**3,020**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
DIVERSOS			126,612	0	45,457	0	0	0	0	0	13,298	0	0	0	0	0
TOTAL SUPPLIERS			**126,612**	**0**	**45,457**	**0**	**0**	**0**	**0**	**0**	**13,298**	**0**	**0**	**0**	**0**	**0**
DIVERSOS			39,073	0	48,701	0	0	0	0	0	3,590	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**39,073**	**0**	**48,701**	**0**	**0**	**0**	**0**	**0**	**3,590**	**0**	**0**	**0**	**0**	**0**
			165,685	**0**	**132,842**	**38,675**	**77,354**	**77,354**	**77,349**	**284,205**	**19,987**	**79**	**158**	**158**	**158**	**554**

NOTES

1.- LOS CREDITOS BANCARIOS ESTAN GARANTIZADOS CON LA HIPOTECA SOBRE LA UNIDAD INDUSTRIAL DE LAS EMPRESAS DEL GRUPO.
2.- LOS CREDITOS EN MONEDA EXTRANJERA ESTAN CONTRATADOS EN DOLARES AMERICANOS Y EL TIPO DE CAMBIO UTILIZADO AL 30 DE JUNIO DE 2002 FUE DE PS. 9.9998.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**

GRUPO SIMEC, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	12,383	117,526	0	0	117,526
OTHER	0	0	0	0	0
TOTAL	**12,383**	**117,526**			**117,526**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	11,252	106,032	5	46	106,078
INVESTMENTS	0	0	0	0	0
OTHER	2,617	24,767	175	1,631	26,398
TOTAL	**13,869**	**130,799**	**180**	**1,677**	**132,476**
NET BALANCE	**(1,486)**	**(13,273)**	**(180)**	**(1,677)**	**(14,950)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**5,521**	**55,203**	0	0	**55,203**
LIABILITIES POSITION	**70,755**	**707,538**	**134**	**1,335**	**708,873**
SHORT TERM LIABILITIES POSITION	19,025	190,248	134	1,335	191,583
LONG TERM LIABILITIES POSITION	51,730	517,290	0	0	517,290
NET BALANCE	**(65,234)**	**(652,335)**	**(134)**	**(1,335)**	**(653,670)**

NOTES

1.- THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT JUNE 30, 2002 WAS PS. 9.9998.

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

**INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)**

ANNEX 7

**CONSOLIDATED
Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	423,075	1,201,247	(778,172)	0.92	7,183
FEBRUARY	423,148	1,165,656	(742,508)	0.06	(477)
MARCH	429,725	1,125,768	(696,043)	0.51	3,560
APRIL	455,138	1,127,491	(672,353)	0.55	3,673
MAY	482,116	1,161,221	(679,105)	0.20	1,376
JUNE	465,220	1,141,805	(676,585)	0.49	3,299
ACTUALIZATION:	0	0	0	0.00	190
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**18,804**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES
A) Current assets to current liabilities must be 1.0 times or more.
B) Total liabilities to total assets do not be more than 0.60.
C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES
A) Accomplished the actual situation is 1.91 times.
B) Accomplished the actual situation is 0.33
C) Accomplished the actual situation is 5.54

As of June 30, 2002, the remaining balance of the MTNs not exchanged amounts to Ps. 3,020 ($302,000 dollars).

C.P. Adolfo Luna Luna
Director de Finanzas

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CIA. SIDERURGICA DE GUAD.	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	480	83
CIA. SIDERURGICA DE CALIF.	PRODUCCION Y VENTA DE PRODUCTOS DE ACERO	250	78
INDUSTRIAS DEL ACERO Y DEL ALAMBRE	COMPRAVENTA DE PRODUCTOS DE ACERO	0 0	0 0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	47.19
ENERGIA ELECTRICA	C.F.E.			NO	11.03
FERROALEACIONES	MINERA AUTLAN	FERROALEACIONES	GFM TRADING	SI	7.28
ELECTRODOS	UCAR CARBON MEXICANA	ELECTRODOS	SGL CARBON GROUP	SI	3.01

NOTES

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERFILES ESTRUCTURA	99	210,849	93	336,879			
PERFILES COMERCIALE	35	68,019	30	88,735			
CORRUGADO	51	91,273	36	98,958			
SOLERAS	14	27,357	13	38,978			
BARRAS MACIZAS	88	198,453	84	265,426			
OTROS			2	6,319			
BILLET	20	28,282	20	36,616			
TOTAL		624,233		871,911			

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PERFILES ESTRUCTURA			7	21,948			
PERFIL COMERCIAL			7	19,986			
CORRUGADO			18	49,401			
BARRAS MACIZAS			5	16,687			
SOLERAS			3	9,504			
TOTAL				117,526			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 142

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,788,452,125

[X] ARE THE FIGURES FISCALLY AUDITED? [ ] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 30 OF JUNIO OF 2002

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PRO	0
- DETERMINED WORKE	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD

(Present year Information)

NFEA BALANCE TO 30 OF JUNIO OF 2002 — 146

Number of shares Outstanding at the Date of the NFEA: (Units) — 2,124,849,043

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY

NFEA BALANCE TO DECEMBER 31st OF : **0000**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2001**	0
Number of Shares Outstanding at the Date of the NFEAR: (Units)	1,788,452,125

[X] ARE FIGURES FISCALLY AUDITED? [ ] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 30 OF JUNIO OF 2002

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : **30** OF JUNIO OF 2002	0
Number of shares Outstanding at the Date of the NFEAR (Units)	2,124,849,043

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000	0
Number of shares Outstanding at the Date of the NFEAR (Units)	0

STOCK EXCHANGE CODE: **SIMEC**
GRUPO SIMEC, S.A. DE C.V.

QUARTER: **2** YEAR: **2002**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
B		2	305,667,000	1,819,182,043		2,124,849,043	222,963	1,326,929
TOTAL			**305,667,000**	**1,819,182,043**	**0**	**2,124,849,043**	**222,963**	**1,326,929**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
2,124,849,043
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 1,281,013 ADR'S DE 20 ACCIONES CADA UNO.
GDRS's : 0
ADS's : 0
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **SIMEC** QUARTER: **2** YEAR: **2002**
GRUPO SIMEC, S.A. DE C.V.

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** **OF JANUARY** **TO** **30** **OF** **JUNE** **OF** **2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. ADOLFO LUNA LUNA
DIRECTOR DE FINANZAS

C.P. JOSE FLORES FLORES
DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA

GUADALAJARA, JAL, AT JULY 25 OF 2002

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC FECHA: 25/07/200 17:04

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	GRUPO SIMEC, S.A. DE C.V.
DO MICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA ,JAL
TELEFONO:	01 33-3669-5740, 01 33-3669-5712 Y 01 33-3669-5757
FAX:	01 33-3669-5711 Y 01 33-3669-5726 **AUTOMATICO:** X
E-MAIL:	jflores@gruposimec.com.mx
DIRECCION DE INTERNET	www.simec.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	GSI900822R72
DOMICILIO	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA ,JAL

RESPONSABLE DE PAGO

NOMBRE:	C.P. RICARDO OROZCO IÑIGUEZ
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA ,JAL
TELEFONO:	01 33-3669-5742, 01 33-3669-5734 Y 01 33-3669-5757
FAX:	01 33-3669-5726 Y 01 33-3812-5375

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE:	ING. RUFINO VIGIL GONZALEZ
DOMICILIO:	AGUSTIN MELGAR 23
COLONIA:	FRACC. INDUSTRIAL NIÑOS HEROES
C. POSTAL:	54030
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5310-2559
FAX:	01 55-5310-2496
E-MAIL:	ichsa@prodigy.net.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. LUIS GARCIA LIMON
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: SIMEC   FECHA: 25/07/200 17:04

TELEFONO: 01 33-3669-5712 Y 01 33-3669-5757
FAX: 01 33-3669-5711 Y 01 33-3669-5726
E-MAIL: aluna@gruposimec.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ADOLFO LUNA LUNA
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5735, 01 33-3669-5740 Y 01 33-3669-5734
FAX: 01 33-3669-5711 Y 01 33-3669-5726
E-MAIL: aluna@gruposimec.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE: C.P. JOSE FLORES FLORES
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5742
FAX: 01 33-3669-5726 Y 01 33-3812-5375
E-MAIL: jflores@gruposimec.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. ADOLFO LUNA LUNA
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5735, 01 33-3669-5740 Y 01 33-3669-5734
FAX: 01 33-3669-5711 Y 01 33-3669-5726
E-MAIL: aluna@gruposimec.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: JEFE DEPARTAMENTO LEGAL
NOMBRE: LIC. LOURDES IVONNE MASSIMI MALO
DOMICILIO: AV. LAZARO CARDENAS 601
COLONIA: LA NOGALERA
C. POSTAL: 44440
CIUDAD Y ESTADO: GUADALAJARA JAL
TELEFONO: 01 33-3669-5705, 01 33-3669-5734 Y 01 33-3669-5757
FAX: 01 33-3812-2888 Y 01 33-3669-5726
E-MAIL: imassimi@gruposimec.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. JOSE LUIS RICO MACIEL

CLAVE DE COTIZACION: SIMEC FECHA: 25/07/200 17:04

DOMICILIO:	AV. REVOLUCION 780 MODULO 2
COLONIA:	SAN JUAN
C. POSTAL:	03730
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5270-9340 Y 01 55-5270-9341
FAX:	01 55-5270-9302
E-MAIL:	rgarcia@infosel.net.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC. RODOLFO GARCIA GOMEZ DE PARADA
DOMICILIO:	AV. REVOLUCION 780 MODULO 2
COLONIA:	SAN JUAN
C. POSTAL:	03730
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 55-5371-7365 Y 01 55-5371-7366
FAX:	01 55-5371-7379
E-MAIL:	rgarcia@infosel.net.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5742
FAX:	01 33-3669-5726 Y 01 33-3812-5375
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5742
FAX:	01 33-3669-5726 Y 01 33-3812-5375
E-MAIL:	jflores@gruposimec.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR CORPORATIVO DE PLANEACION FINANCIERA
NOMBRE:	C.P. JOSE FLORES FLORES
DOMICILIO:	AV. LAZARO CARDENAS 601
COLONIA:	LA NOGALERA
C. POSTAL:	44440
CIUDAD Y ESTADO:	GUADALAJARA JAL
TELEFONO:	01 33-3669-5734, 01 33-3669-5740 Y 01 33-3669-5742
FAX:	01 33-3669-5726 Y 01 33-3812-5375
E-MAIL:	jflores@gruposimec.com.mx